Exhibit 99.1


Ciba Specialty            Ciba Spezialitatenchemie   Ciba Specialites Chimiques
Chemicals Holding Inc.,   Holding AG, Schweiz        Holding SA, Suisse
Switzerland



                                                        Ciba [GRAPHIC OMITTED]

March 06, 2003
Basel, Switzerland




News release
------------

Ciba Specialty Chemicals Annual General Meeting 2003

o    PAYOUT TO SHAREHOLDERS OF 3 CHF PER SHARE THROUGH CAPITAL REDUCTION

o    ALSO ALL OTHER MOTIONS APPROVED

o SUCCESS DUE TO A FOCUSED PORTFOLIO, AN IMPROVED BALANCE SHEET AND A PROGRAM FOR MORE GROWTH

o    TECHNOLOGICAL INNOVATION AS SUCCESS FACTOR

At the sixth Annual General Meeting of March 6, 2003, in Basel, Switzerland, the shareholders of Ciba Specialty Chemicals Holding Inc. approved all the motions proposed by the Board of Directors. The 1238 shareholders present represented 15 193 374 of the votes, or 21.06 percent of the 72 130 117 registered shares.

The Annual General Meeting approved the proposal by the Board of Directors to reduce the nominal value of each share by 3 CHF and to repay this amount per share, which is for the shareholders a tax attractive form of payment. The payout is expected to be made on May 23, 2003. Last year the total payment to the shareholders was increased for the first time to 3 CHF - and for the first time through a reduction of the nominal value of 1 CHF, which was in addition to a dividend of 2 CHF. The nominal share capital required to have an item put on the agenda will be reduced so that 100 000 shares are again sufficient to have an item put on the agenda.

Shareholders approved the proposals to re-elect Kurt Feller, Erwin W. Heri and Uli Sigg to the Board for another four years.

Ernst & Young AG, Zurich, was confirmed as auditor and group auditor. OBT AG, Zurich was elected as special auditor, as is required by the U.S. Securities and Exchange Commission for U.S. listed companies.



PRESIDENTIAL ADDRESS FROM ARMIN MEYER

Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals, emphasized the strong position of the company in his address. "We can say with good reason that Ciba Specialty Chemicals stands like a rock in a stormy sea. 2002 was a difficult year - which makes it all the more gratifying to be able to report such a good result today. Our earnings have increased thanks to rigorous cost management and aggressive marketing , while at the same time, we have again generated a very strong cash flow. Ciba Specialty Chemicals is also well equipped for the future and we are therefore as committed as ever to our medium-term goals" For the current year, Armin Meyer confirmed the outlook published at the beginning of February. "Our sales in January and February don't allow us to conclude that there is either a worsening or an improvement in market conditions."

"Today's very uncertain business environment makes a company's stability and capacity for sustainable development vitally important," Armin Meyer continued. He named as central criteria for this: no unpleasant surprises and constant cash flow. "Ciba Specialty Chemicals has complied fully with both these requirements during the past few years and intends to continue doing so in the future."

Having already been able to strengthen its market position in 2002, the company wants to move up a gear. "Growth is a driving force for the whole company. For this reason we started our "Managing for Growth" program. Here, we will be concentrating on growth itself and on getting our innovations onto the market as fast as possible. This will include amongst other initiatives, 20 key projects spread over six areas of growth, integrated service solutions, innovation education and acquisitions"

With reference to the sinking confidence in the economy Meyer commented:
"Sustainable corporate management follows a prudent corporate governance. This rests on three pillars: Structures and process together with the appropriate checks and balances, across-the board transparency for the shareholder, and clear guidelines and consistent implementation. We have defined clear standards to serve both as a base for all our actions and as a yardstick by which to measure our results. These standards include the stringent criteria that all potential acquisitions have to meet. We are convinced that profitability and sustainability are not a contradiction in terms. On the contrary: A long-term management strategy pays off in economic terms too."

In summary Armin Meyer went on to say, "Ciba Specialty Chemicals is on course for success. There are three decisive factors in this respect, which distinguish us from many of our competitors. We possess a focused portfolio, are well placed on the market and have our costs under control, we have a rock-solid balance sheet, the potential for growth is there, has been identified and will be realized in a worldwide program "Managing for Growth". Ciba Specialty Chemicals is and will remain a healthy and successful company."



TECHNOLOGICAL INNOVATION AS SUCCESS FACTOR

Chief Technology Officer, Martin Riediker, emphasized the role of technological innovation as a success factor of Ciba Specialty Chemicals. This strength rests on three pillars: firstly a strong technological foundation with core competencies in organic synthesis, solid state chemistry and physics, catalysis and biocatalysis, as well as polymer chemistry and photochemistry. Secondly, a comprehensive research network with around 1,500 employees at 22 research sites around the world as well as partnerships with 76 leading universities and institutions in 14 countries. Thirdly, an active research management, focused on rapid market introduction.

As examples of successful innovations, Riediker named amongst others, the winners of the Ciba Research Prize such as lactone chemistry for novel dyes and stabilizers for plastics, and NOR light stabilizers. Ciba also makes an important contribution to the communications and information technology. 60 percent of the annual 6 billion recordable CD-R's were manufactured using Ciba dyes. Again, the red pigment used for liquid crystal screens for lap tops, TVs, navigations systems and mobile telephones is similarly successful.

Ciba Specialty Chemicals is already today working on the technology of tomorrow. Combinatorial chemistry and high throughput screening are also revolutionizing research fro the specialty chemicals industry. With nanotechnology as a key technology of the 21st century, the company is researching, amongst other things, dirt and water repellant coatings products and new brilliant color effects based on the nanostructures found on the butterfly. In the area of biotechnology, Ciba is putting biocatalysis at the forefront. With enzymes, which in nature control chemical processes under normal pressure and temperature conditions, chemical production processes should be improved.

                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba generated sales of around CHF 7.1 billion in 2002 and CHF 294 million was spent on R&D to foster innovation across the Company.


VIRTUAL NEWS KIT: www.cibasc.com/media

o    Press release

o    Presidential address 2003 from Armin Meyer, Chairman of the Board and CEO
     (pdf); slide presentation (pdf)

o Presentation "The power of innovation" from Martin Riediker, Chief Technology Officer (pdf); slide presentation (pdf)

o Photo: Innovation as success factor: In its research, Ciba Specialty Chemicals is currently developing biocatalysts to improve chemical production processes (jpg)


FINANCIAL CALENDAR

o    April 24, 2003: First Quarter 2003 financial results

o    May 23, 2003: Proposed capital reduction payment date

o    August 20, 2003: Half Year 2003 financial results

o    October 23, 2003: Nine Month 2003 financial results


FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in the Annual Report and the Management's Discussion and Analysis of Financial Condition and Results of Operations are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors, both referenced and not referenced in this document. The Company does not intend or assume any obligation to update these forward-looking statements.


For further information please contact:

MEDIA                                   INVESTOR RELATIONS
-----                                   ------------------

Thomas Gerlach                          Matthias A. Fankhauser
Corporate Communications                Investor Relations
Tel: +41 61 636 4444                    Tel: +41 61 636 5081
Fax: +41 61 636 3019                    Fax: +41 61 636 5111